                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 7)

                         TippingPoint Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   888011 10 3
                      ---------------------------------------
                                 (CUSIP Number)

                                 James E. Cahill
                         7501B N. Capital of Texas Hwy.
                               Austin, Texas 78731
                                 (512) 681-8000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 2002
               -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 pages)
---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

------------------------                                 ----------------------
CUSIP No.    888011 10 3                                 Page 2 of 9 Pages

-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
         John F. McHale

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
         (See Instructions)                                           (b)[ ]


-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         PF

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
         Not Applicable
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
  NUMBER OF
   SHARES            7   SOLE VOTING POWER
BENEFICIALLY
  OWNED BY               1,358,221
   EACH
 REPORTING          ------------------------------------------------------------
PERSON WITH          8   SHARED VOTING POWER

                         0
                    ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         1,358,221
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,358,221
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.6%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                 ----------------------
CUSIP No. 888011 10 3                                    Page 3 of 9 Pages
-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
         Kent A. Savage

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
         (See Instructions)                                           (b)[ ]

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

         Not Applicable
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
  NUMBER OF
   SHARES            7   SOLE VOTING POWER
BENEFICIALLY
   OWNED BY              291,948
   EACH             ------------------------------------------------------------
 REPORTING           8   SHARED VOTING POWER
PERSON WITH
                         0
                    ------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         291,948
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          291,948
-------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                 ----------------------
CUSIP No.    888011 10 3                                 Page 4 of 9 Pages

-------------------------------------------------------------------------------

   1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
         Kenneth A. Kalinoski

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
         (See Instructions)                                          (b) [ ]

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

         Not Applicable
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------

 NUMBER OF
   SHARES            7    SOLE VOTING POWER
BENEFICIALLY
   OWNED BY               223,258
   EACH
 REPORTING          ----------------------------------------------------------
PERSON WITH          8    SHARED VOTING POWER

                          0
                    -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          223,258
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          223,258
-------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                 ----------------------
CUSIP No.    888011 10 3                                 Page 5 of 9 Pages

-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (entities only).
         David S. Lundeen
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
          (See Instructions)                                         (b) [ ]

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
         Not Applicable
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------

 NUMBER OF
   SHARES            7    SOLE VOTING POWER
BENEFICIALLY
   OWNED BY               26,867
   EACH
 REPORTING          -----------------------------------------------------------
PERSON WITH          8    SHARED VOTING POWER

                          0
                    -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          26,867
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,867
-------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.7%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                 ----------------------
CUSIP No. 888011 10 3                                    Page 6 of 9 Pages

-------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
         Watershed Capital I, L.P.
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
          (See Instructions)                                          (b) [ ]

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO  ITEMS 2(d) or 2(e)                                  [ ]

         Not Applicable
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------

 NUMBER OF
   SHARES            7    SOLE VOTING POWER
BENEFICIALLY
   OWNED BY               324,868
   EACH
 REPORTING          ----------------------------------------------------------
PERSON WITH          8    SHARED VOTING POWER

                          0
                    -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          324,868
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          324,868
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 7 to Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 1,358,221 shares of Common Stock of the Issuer. Mr. McHale's 1,358,221 shares include: (i) 1,320,373 shares held by Mr. McHale individually, and (ii) an aggregate of 37,848 shares held in trust for the benefit of family members of Mr. McHale; and exclude: (i) 118,267 shares, all or a portion of which Mr. McHale is obligated to purchase from Mr. Savage and Savage Interest, L.P. on March 3, 2004 pursuant to the September Stock Purchase Agreement, which shares are pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $887,000 Pledge Agreement and Note, and (ii) 285,947 shares pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $500,000 Pledge Agreement and Note. Mr. McHale's 1,358,221 shares of Common Stock represent approximately 33.6% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Lundeen beneficially owns 26,867 shares of Common Stock of the Issuer. Mr. Lundeen's 26,867 shares exclude 324,868 shares held directly by Watershed Capital I, L.P. ("Watershed") with respect to which Mr. Lundeen disclaims beneficial ownership (Mr. Lundeen is a member of the general partner of the general partner of Watershed). Mr. Lundeen's 26,867 shares of Common Stock represent approximately 0.7% of the issued and outstanding shares of Common Stock of the Issuer as of the Filling Date. Mr. Lundeen has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner. On December 31, 2001, Mr. Lundeen sold 1,500 shares of Common Stock at $6.50 per share in an open market transaction and on February 5, 2002 Mr. Lundeen purchased 1,500 shares of Common Stock at $7.01 per share in an open market transaction.

Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any member of the Buyout Group is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 55.0% of the outstanding shares of Common Stock of the Issuer.

The determination of percent beneficial ownership of Common Stock is based upon there being 4,045,986 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 25, 2002, Mr. McHale and Mr. Lundeen entered into a Stock Purchase Agreement, which is incorporated herein by reference and attached as Exhibit
99.26 hereto, pursuant to which, on February 28, 2002, Mr. McHale sold 20,000 shares of Common Stock to Mr. Lundeen for $6.50 per share.

On February 25, 2002, Mr. McHale and The McKinney Family Trust entered into a Stock Purchase Agreement, which is incorporated herein by reference and attached as Exhibit 99.27 hereto, pursuant to which, on February 28, 2002, Mr. McHale sold 20,000 shares of Common Stock to The McKinney Family Trust for $6.50 per share. Donald K. McKinney, a trustee of The McKinney Family Trust, is a member of the general partner of the general partner of Watershed.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 is hereby amended and supplemented as follows:

Exhibit 99.26 Stock Purchase Agreement by and between John F. McHale and
              David S. Lundeen dated February 25, 2002.

Exhibit 99.27 Stock Purchase Agreement by and between John F. McHale and The
              McKinney Family Trust dated February 25, 2002.

                                  SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

Pursuant to the requirements of the Act, this Amendment No. 7 to Schedule 13D has been signed by the following persons on March 1, 2001.


                                  By:   /s/  JOHN F. MCHALE
                                        ---------------------------------------
                                        John F. McHale

                                  By:   *
                                        ---------------------------------------
                                        Kent A. Savage

                                  By:   *
                                        ---------------------------------------
                                        Kenneth A. Kalinoski

                                  By:   *
                                        ---------------------------------------
                                        David S. Lundeen

                                  WATERSHED CAPITAL I, L.P.

                                  By:   Watershed Capital G.P. I, L.P.,
                                        its general partner
                                        By:  Watershed Capital GP I, L.L.C,
                                             its general partner

                                        By:  *
                                            -----------------------------------
                                             David S. Lundeen, Managing Member

                                  *     By:  /s/  JOHN F. MCHALE
                                            -----------------------------------
                                             Attorney-in-Fact

                                EXHIBIT INDEX

Exhibit 99.26  Stock Purchase Agreement by and between John F. McHale and David
               S. Lundeen dated February 25, 2002.

Exhibit 99.27 Stock Purchase Agreement by and between John F. McHale and The McKinney Family Trust dated February 25, 2002.